Advanced Series Trust
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

August 19, 2011

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Sally Samuel

Re: Definitive Proxy Statement of
AST Academic Strategies Asset Allocation Portfolio of Advanced Series Trust
(Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186)

Ladies and Gentlemen:

On behalf of Advanced Series Trust (the Trust or the Registrant), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, transmitted herewith for filing with the Securities and Exchange Commission (the Commission) is the Registrant’s definitive proxy statement (the Proxy Statement). The Proxy Statement is being filed in connection with a special meeting of shareholders of the AST Academic Strategies Asset Allocation Portfolio (the Portfolio) of the Registrant scheduled to be held on September 19, 2011 (the Meeting). At the Meeting, Portfolio shareholders will be asked to consider and approve new subadvisory agreements with Bache Asset Management, Incorporated (Bache) and Jefferies Asset Management, LLC (Jefferies). The materials that comprise the filing are the notice of Meeting, the proxy tatement, and a form of the voting instructions card.

This filing is intended to respond to telephonic comments received from Sally Samuel of the Commission Staff with respect to the Registrant’s preliminary proxy statement that was filed with the Commission on August 9, 2011 (the Preliminary Proxy Statement) and to make certain non-material changes. The Commission Staff's comments, and our responses thereto, are set out below. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Proxy Statement.

1.           Comment:  Please add disclosure to the Proxy Statement regarding the required vote for shareholder approval of the Proposals, the various methods that shareholders may use to vote, and how Portfolio shareholders may revoke voting instructions.

Response:     The requested disclosure has been added to the Proxy Statement under the section entitled “Voting Information.”

2.           Comment:     Please identify the direct and ultimate corporate parents of Bache and Jefferies and provide all related information required under Item 22(c) of Schedule 14A.

Response:     The requested disclosure has been added to the Proxy Statement.

3.           Comment:     Please provide all information required under Item 22(a)(3)(iv) of Schedule 14A.

Response:     No action to be taken pursuant to the Proxy Statement would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Portfolio or its shareholders. All subadvisory fees paid to Bache and/or Jeffereies will be paid by the Manager and not by the Portfolio or its shareholders. As a result, the requested disclosure has not been added to the Proxy Statement.

5.     Comment:     Because the proposed contractual subadvisory fee rate for Jefferies is higher than the current contractual subadvisory fee rate for Bache, please provide the information required by Item 22(c)(9) of Schedule 14A.

Response:     The requested disclosure has been added to the Proxy Statement.

5.     Comment:     Please present the disclosures relating to “Profitability” and “Economies of Scale” under the heading “Board Consideration of the New Subadvisory Agreements” in accordance with “Plain English” principles. In addition, please disclose additional information concerning the Board’s consideration of the proposed increased contractual subadvisory fee rate for Jefferies.

Response:     The relevant disclosure has been revised as requested to the extent consistent with the Board’s deliberations. Additional disclosure concerning the Board’s consideration of the proposed increased contractual subadvisory fee rate for Jefferies has also been added to the Proxy Statement.

* * * * *

Tandy Representations

The Trust hereby acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (ii) Commission staff comments or changes to disclosure in the Proxy Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-367-3161.  Thank you for your assistance in this matter.

Respectfully submitted,

/s/ John P. Schwartz
John P. Schwartz
Assistant Secretary, Advanced Series Trust